EXHIBIT (A)(17)

                         [HILTON HOTELS CORPORATION LOGO]

                                  CORPORATE NEWS


                      Contact:  Marc Grossman
                                Sr. Vice President - Corporate Affairs
                                310-205-4030

                                Kathy Shepard
                                Vice President - Corporate Communications
                                310-205-7676


                    HILTON EXTENDS TENDER OFFER FOR ITT STOCK

              BEVERLY HILLS, Calif., May 30, 1997 -- Hilton Hotels Corporation (NYSE:HLT) today extended its cash tender offer for
         50.1 percent of the shares of ITT Corporation at $55 per share.
         The offer, which had an expiration date of May 30, is now scheduled to expire at 12 midnight, New York City time, on June 27, 1997, unless again extended. To date approximately 1.4 million ITT shares have been tendered.

              Hilton's offer of $55 per share represents a premium of 29 percent over the closing price for ITT's stock on January 27, the day Hilton announced its bid to acquire ITT. Following completion of the tender offer, Hilton intends to consummate a merger in which all remaining ITT shares would be exchanged for Hilton stock at $55 per ITT share, subject to appropriate collar provisions. ITT has approximately 122.7 million shares on a fully diluted basis, giving the transaction a total net equity value of approximately $6.5 billion.

              The complete terms and conditions of the tender offer are set forth in the offering documents filed January 31 with the Securities and Exchange Commission. Donaldson, Lufkin &
         Jenrette Securities Corporation is acting as Dealer Manager for the offer and MacKenzie Partners, Inc., is acting as In-formation Agent.

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